

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 6, 2006

Mr. Salvi Folch Viadero
Chief Financial Officer
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
Mexico

   Re: **Grupo Televisa, S.A.**
      Form 20-F for Fiscal Year Ended December 31, 2005
      Filed June 30, 2006
      File No. 1-12610

Dear Mr. Viadero:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

         Sincerely,

         Larry Spirgel
         Assistant Director